EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Nine Months Ended Sept. 30, 2012	Years Ended December 31,
		2011[1]	2010[1]	2009[1]	2008[1]	2007[1]
Income from continuing operations before income taxes	$1,360,312	1,492,644	1,325,652	1,210,917	2,702,735	810,513
Distributions greater than (less than) equity in earnings of affiliates	5,396	2,622	5,343	4,970	1,012	294
Previously capitalized interest charged to earnings during period	13,057	18,757	29,401	26,954	20,385	12,978
Interest and expense on indebtedness, excluding capitalized interest	8,918	40,700	34,728	24,391	42,152	24,784
Interest portion of rentals[2]	37,146	50,756	50,355	38,452	30,618	14,551

Earnings before provision for taxes and fixed charges	$1,424,829	1,605,479	1,445,479	1,305,684	2,796,902	863,120

Interest and expense on indebtedness, excluding capitalized interest	8,918	40,700	34,728	24,391	42,152	24,784
Capitalized interest	27,360	15,131	18,444	28,614	31,459	49,881
Interest portion of rentals[2]	37,146	50,756	50,355	38,452	30,618	14,551

Total fixed charges	$73,424	106,587	103,527	91,457	104,229	89,216

Ratio of earnings to fixed charges	19.4	15.1	14.0	14.3	26.8	9.7

[1]	The ratio of earnings to fixed charges for all prior years have been adjusted to reflect the Company’s exploration and production operations in the United Kingdom as discontinued operations.
[2]	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1